Exhibit 2

Media Contact:	Owen Davis

508-253-8468

Investor Contact:	Laurel Lefebvre

508-253-4080

Staples Increases Its Offer for Corporate Express to EUR 9.15 per Share and
Secures Commitments from Shareholders to Tender Their Shares

•                  Staples’ Offer is contingent upon Corporate Express’ shareholders rejecting the Lyreco transaction

•                  Shareholders owning approximately 23.3 percent of Corporate Express ordinary shares irrevocably commit to tender their shares, and have also entered into certain agreements to vote against the proposed Lyreco transaction

•                  Minimum acceptance condition lowered to 51 percent of the voting rights attached to the fully diluted share capital

•                  U.S. and Canada antitrust clearance obtained

•                  Staples urges all Corporate Express shareholders to vote against the Lyreco transaction and tender their shares to Staples

FRAMINGHAM, Mass., June 3, 2008 — Staples, Inc. (Nasdaq: SPLS) and its wholly owned subsidiary Staples Acquisition B.V. today announced the increase of the all cash offer price per ordinary share to EUR 9.15 under the offer made by Staples Acquisition B.V. on 19 May 2008 for certain securities issued by Corporate Express N.V. (the “Offer”), as set out in the Offer Memorandum of 19 May 2008 (the “Offer Memorandum”).  Staples’ Offer is contingent upon Corporate Express’ shareholders rejecting the proposed Lyreco SAS transaction.

Shareholders holding approximately 23.3 percent of Corporate Express ordinary share capital have irrevocably committed to tender their shares into Staples’ Offer, subject to certain conditions.  These shareholders have also entered into certain agreements to vote against the proposed Lyreco transaction at the upcoming Corporate Express EGM.  Staples has also lowered its minimum acceptance condition to 51 percent of the voting rights attached to the fully diluted share capital.

“At our increased offer price, there is no question that Staples’ Offer is the superior choice for Corporate Express shareholders,” said Ron Sargent, Staples chairman and CEO.  “Staples’ Offer provides certain and immediate cash value, without the significant risks found in Corporate Express’ long-term business plan, with or without Lyreco.  Already a significant number of Corporate Express shareholders have committed their support of our Offer.  We strongly believe that a Staples—Corporate Express combination is in the best interests of all shareholders as well as the interests of employees and customers.  We urge all Corporate Express shareholders to vote against the Lyreco transaction and to tender their shares to Staples.”

Compelling transaction for Corporate Express’ shareholders
Staples believes that its proposal is the most valuable and certain option available to Corporate Express’ shareholders.

•                  Staples’ Offer provides a premium price and superior and immediate value per share relative to the value based on Corporate Express’ prospects with or without Lyreco.  The revised all cash offer per ordinary share represents:

•                  A premium of 116 percent to the unaffected Corporate Express share price on 4 February 2008, the day before rumors of a potential offer for Corporate Express circulated in the market;

•                  A multiple of 9.7 times enterprise value to EBITDA consensus estimate for Corporate Express for 2008; and

•                  An increase of 26 percent from Staples’ initial offer price per ordinary share of EUR 7.25 on 19 February 2008.

•                  Staples’ Offer provides Corporate Express shareholders immediate and certain value.  Staples’ fully financed all cash offer has received antitrust clearance in the U.S. and Canada, and Staples is confident that clearance in the European Union will be granted on or before 17 June 2008.

•                  Staples’ Offer for Corporate Express is expected to close quickly, in early July 2008.

Attractive proposition to Corporate Express employees and customers
Staples believes that the Offer is beneficial and attractive to all Corporate Express stakeholders, including employees and customers.

•                  Employees of Corporate Express are important to both the integration of the businesses and the achievement of future success.  Staples plans to invest in the people at Corporate Express and anticipates attractive career opportunities for employees at the combined company.

•                  The combined company will better serve customers of both companies.  Customers will benefit from expanded product and service offerings, improved distribution capabilities, shared best practices and a more efficient cost structure.

•                  Staples has an excellent track record of industry leading growth and profitability through its differentiated Contract model, as well as in integrating businesses and operating delivery business models in new markets.

Proposed Corporate Express acquisition of Lyreco presents considerable risks
Corporate Express shareholders should evaluate the significant risks of the proposed Lyreco transaction.

•                  Execution Risk:  The Corporate Express—Lyreco value proposition is based on achieving unrealistic targets.  The inconsistent track record of Corporate Express, the weakening U.S. and global economies, and many integration/execution challenges and disruptions to its operations make these targets highly uncertain.

•                  Regulatory Risk:  A Corporate Express—Lyreco combination requires antitrust clearance in Europe, Canada and Australia.  Regulatory scrutiny could result in considerable delays.

•                  Financial Risk:  After funding the Lyreco transaction, Corporate Express will have an even heavier debt level, further limiting balance sheet flexibility.

•                  Human Resources Risk:  Moving the operating headquarters to France and the headcount reductions in Europe foreseen by Corporate Express and Lyreco management are likely to cause human resources challenges.

Staples’ Offer is contingent upon Corporate Express shareholders rejecting the Lyreco transaction
The transaction between Corporate Express and Lyreco to combine the two businesses, as announced on 21 May 2008, constitutes an action by Corporate Express that materially and adversely affects Staples’ Offer, its ability to consummate the Offer and the value of the Corporate Express securities, within the meaning of the condition to the Offer set out in section 6.5.4 of the Offer Memorandum.  Accordingly, Staples expressly reserves any and all rights it has under the condition to the Offer set out in section 6.5.4 of the Offer Memorandum.  This means that the Offer, including the improved terms described in this press release, is contingent upon the Corporate Express shareholders voting against the contemplated acquisition of Lyreco.  Following the rejection of the Lyreco transaction, Staples must also be satisfied that Corporate Express has no further material liabilities in connection with the proposed Lyreco transaction.

Irrevocable commitments to tender and vote against the Lyreco transaction
Corporate Express’ shareholders, who collectively own approximately 23.3 percent of the issued ordinary share capital of Corporate Express, including Centaurus, York Capital and Halcyon, have expressed their support for the increased Offer.  These shareholders have irrevocably committed, subject to certain conditions, to tender their shares into Staples’ Offer under the conditions described in the Offer Memorandum.  These shareholders have also entered into certain agreements to cast their voting shares against the proposed Lyreco transaction at the upcoming Corporate Express EGM to be held on 18 June 2008.

Conditions to the Offer — Details about Staples’ minimum acceptance condition lowered to 51 percent of the voting rights attached to the fully diluted share capital

Staples Acquisition B.V. confirms that it shall waive the Minimum Acceptance Condition to the Offer set out in section 6.5.1 of the Offer Memorandum if and when prior to the Acceptance Closing Time there have been tendered for acceptance under the Offer such number of Ordinary Shares, including Ordinary Shares represented by ADSs, Preference Shares and Bonds that the votes attached to those securities, together with the votes attached to the same types of securities owned by Staples Acquisition B.V. and/or any of its affiliates at the Acceptance Closing Time, represent at least 51 percent of votes attached to the Ordinary Shares, including Ordinary Shares represented by ADSs, Preference Shares and Bonds issued and outstanding at the Acceptance Closing Time.  For purposes of the calculation of the percentage of votes referred to in the preceding sentence, (i) the Bonds shall be deemed to give right to such number of votes as would have been the case if they had been converted on the Business Day immediately preceding the Acceptance Closing Date at a conversion price of EUR 6.87 per Bond, (ii) the Ordinary Shares, Preference Shares or Bonds shall include any options granted by Corporate Express to subscribe for Ordinary Shares, Preference Shares or Bonds, as the case may be, that are not exercised and have not otherwise resulted in the issue by Corporate Express of such Ordinary Shares, Preference Shares or Bonds, as the case may be, to the option holders on or prior to the Acceptance Closing Time and (iii) defined terms used in this paragraph that are not otherwise defined in this press release shall be deemed to have the meaning ascribed thereto in the Offer Memorandum.

Offers for the Convertible Bonds, Preference Shares A and Senior Subordinated Notes 2014 and 2015
Staples’ Offer is applicable to the following outstanding securities of Corporate Express:

•                  an all cash Offer for the 2 percent Subordinated Convertible Bonds due 2010 of EUR 1,332.15 per Bond;

•                  an all cash Offer for the Preference Shares A of EUR 3.15 per share; and

•                  an all cash tender Offer to purchase all of Corporate Express U.S. Finance Inc.’s outstanding 8.25 percent Senior Subordinated Notes due 1 July 2014 and 7.875 percent Senior Subordinated Notes due 1 March 2015, on the terms and subject to the conditions set forth in its Offer to Purchase and Consent Solicitation Statement, dated 22 May 2008.

Financing of the Offer
Staples confirms that the funds available under the credit agreement described in section 6.4 of the Offer Memorandum, together with Staples’ cash reserves and the funds available under its existing revolving credit facility, remain sufficient to finance the acquisition of Corporate Express.

Offer Memorandum and further information
Corporate Express shareholders and bondholders are advised to review the Offer Memorandum thoroughly and to seek independent advice where appropriate in order to reach a judgment with respect to the Offer and the Offer Memorandum.  With due reference to all statements, terms, conditions and restrictions included in the Offer Memorandum, shareholders and bondholders are invited to tender their ordinary shares, including ordinary shares represented by ADSs, preference shares and convertible bonds under the Offer in the manner and subject to the terms, conditions and restrictions set out in the Offer Memorandum.  Staples Acquisition B.V. expressly reserves any and all rights it has in respect of the Offer, as described in the Offer Memorandum, including the right to invoke or waive any of the conditions to the Offer set out in section 6.5 thereof.

Availability of copy documentation
Digital copies of the Offer Memorandum are available on the Staples’ U.S. website (www.staples.com). Staples’ U.S. website does not constitute a part of, and is not incorporated by reference into, the Offer Memorandum.  Copies of the Offer Memorandum are also available through Georgeson, the Information Agent, ING Bank N.V., the Dutch Settlement Agent, and Mellon Investor Services LLC, the U.S. Settlement Agent. The contact details for the agents are as follows:

ING BANK N.V.
ING Wholesale Banking Securities Services
Attn: Paying Agency Services Department
Van Heenvlietlaan 220
1083 CN Amsterdam
The Netherlands
Tel: +31 20 797 9398
Fax: +31 20 797 9607
Email: iss.pas@mail.ing.nl

Mellon Investor Services LLC
By overnight courier or by hand:
BNY Mellon Shareowner Services
c/o Mellon Investor Services
Attn: Corporate Action Department, 27th Floor
480 Washington Boulevard
Jersey City, NJ 07310
United States of America
Tel: +1 800 777 3674
Fax: +1 201 680 4626
To confirm facsimile transmissions (for eligible institutions only): Tel: +1 201 680 4860

By mail:
BNY Mellon Shareowner Services
c/o Mellon Investor Services
Attn: Corporate Action Department
P.O. Box 3301
South Hackensack, NJ 07606
United States of America

Georgeson
Georgeson

2nd Floor
68 Upper Thames Street
London, EC4V 3BJ
United Kingdom
Help line (hours of operation: 9.00 to 17.00 hours CET):
European Tel: 00 800 6614 6614
U.S. Tel: 1 866 201 4446

About Staples
Staples, Inc. invented the office superstore concept in 1986 and today is the world’s largest office products company.  With 76,000 talented associates, the company is committed to making it easy to buy a wide range of office products, including supplies, technology, furniture, and business services.  With 2007 sales of USD 19.4 billion, Staples serves consumers and businesses ranging from home-based businesses to Fortune 500 companies in 22 countries throughout North and South America, Europe and

Asia.  Headquartered outside of Boston, Staples operates more than 2,000 office superstores and also serves its customers through mail order catalog, e-commerce and contract businesses.  More information is available at www.staples.com.

This is a public announcement pursuant to the provisions of Sections 4, paragraph 3, and 15, paragraph 4, of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft).  Staples Acquisition B.V. expressly reserves any and all rights it has in respect of the Offer, as described in the Offer Memorandum, including the right to invoke or waive any of the conditions to the Offer set out in section 6.5 thereof.  This announcement shall not constitute a public offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale in securities.  Except as expressly stated in this press release, the Offer is made through and is subject to the terms and conditions as set out in the Offer Memorandum.  Other than the information contained in the Offer Memorandum Staples Acquisition B.V. did not disclose to the shareholders who have irrevocably committed to tender their Corporate Express shares any material information regarding the Offer which would be relevant for securityholders when considering to tender their securities in the Offer.  Not for release, publication or distribution, in whole or in part, in or into Canada or Japan.

Certain information contained in this news release may constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to the statements as to Staples’ intentions with respect to the Offer to acquire Corporate Express.  Actual future events may differ materially from those indicated by such forward-looking statements as a result of risks and uncertainties, including but not limited to the fact that the Offer made by Staples or any other acquisition of Corporate Express will be consummated and those other factors discussed or referenced in our most recent annual report on Form 10-K filed with the SEC, under the heading “Risk Factors” and elsewhere, and any subsequent periodic reports filed by us with the SEC.  In addition, any forward-looking statements represent our estimates only as of today and should not be relied upon as representing our estimates as of any subsequent date.  While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change.